SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Encysive Pharmaceuticals Inc.
(Name of Subject Company)

Encysive Pharmaceuticals Inc.
(Name of Person Filing Statement)

Common Stock, $0.005 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

29256X107
(CUSIP Number of Class of Securities)

Paul S. Manierre
Vice President, General Counsel and Secretary

4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

John A. Hurvitz, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue NW Washington, D.C. 20004 (202) 662-6000	Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contracts, Transactions, Negotiations and Agreements
Item 9. Exhibits.
EX-99.A.1.I: INFORMATION STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 4, 2008 (the “Schedule 14D-9”), by Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”). The Schedule 14D-9 relates to the offer by Explorer Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase, at a price of $2.35 per share, net to the seller in cash, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Encysive, on the terms and subject to the conditions specified in the offer to purchase dated March 4, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Parent with the Securities and Exchange Commission on March 4, 2008.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph following the last sentence under “Other Employee Matters”:

“Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on March 21, 2008, the Company filed with the SEC and transmitted to its stockholders an information statement (the “Information Statement”) in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, and following the acceptance for payment of, and payment by Purchaser for, Shares pursuant to the Offer, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders. The Information Statement is incorporated by reference herein, including information therein regarding the beneficial ownership of Shares by directors and executive officers of Encysive.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended to add the following sentence at the end of the second paragraph under “Antitrust”:

“The waiting period under the HSR Act expired on March 19, 2008 without the FTC or the Antitrust Division issuing a Second Request.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated March 4, 2008.*†
(a)(1)(B)	Letter of Transmittal.*†
(a)(1)(C)	Notice of Guaranteed Delivery (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*†
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Form of Summary Newspaper Advertisement as published on March 4, 2008 in the Wall Street Journal.*
(a)(1)(G)	Joint press release issued by Pfizer and Encysive on February 20, 2008 (Incorporated by reference to the Schedule 14D-9 filed by Encysive on February 20, 2008).
(a)(1)(H)	Joint press release issued by Pfizer and Encysive on March 4, 2008.*
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.***

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Exhibit
No.	Description

(a)(2)(A)	Letter to stockholders of Encysive, dated March 4, 2008.†
(a)(3)(A)	Fairness Opinion of Morgan Stanley & Co. Incorporated to the Company Board, dated February 20, 2008 (Included as Annex I hereto).†
(e)(1)	Agreement and Plan of Merger, dated as of February 20, 2008, among Pfizer, Purchaser and Encysive (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Encysive on February 25, 2008).
(e)(2)	Form of Indemnification Agreement between Encysive and its officers and directors and employees dated March 12, 2002 (Incorporated by reference to Exhibit 10.27 to the Form 10-K for the year ended December 31, 2001, filed by Encysive on March 29, 2002).
(e)(3)	Termination Agreement between Encysive Pharmaceuticals Inc. and Richard A. F. Dixon dated March 17, 2003 (Incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended December 31, 2002, filed by Encysive on March 28, 2003).
(e)(4)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and George W. Cole dated as of October 25, 2005 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Encysive on November 14, 2005).
(e)(5)	Letter Agreement between the Company and George W. Cole dated June 24, 2007 (Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Encysive on June 26, 2007).
(e)(6)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Derek J. Maetzold dated as of June 2, 2003 (Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Encysive on September 11, 2003).
(e)(7)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and D. Jeffrey Keyser dated as of March 22, 2004.**
(e)(8)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Paul S. Manierre dated as of September 8, 2005.**
(e)(9)	Letter Amendment re Manierre Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Paul S. Manierre dated as of July 20, 2007.**
(e)(10)	Termination Agreement made by and between Encysive Pharmaceuticals Inc. and Richard A. Goeggel dated as of January 2, 2008.**
(e)(11)	2007 Severance Pay Plan.**
(e)(12)	First Amendment to the Rights Agreement between Encysive and The Bank of New York dated February 21, 2008 (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Encysive on February 25, 2008).

†	Included in materials mailed to stockholders of Encysive.

*	Incorporated by reference to the Schedule TO filed by Purchaser and Pfizer on March 4, 2008.

**	Incorporated by reference to the Schedule 14D-9 filed by Encysive on March 4, 2008.

***	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encysive Pharmaceuticals Inc.

By:   /s/ Paul S. Manierre
Name:     Paul S. Manierre

Title:	Vice President, General Counsel and Secretary

Dated: March 21, 2008

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